Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands)

	For the year ended December 31,
	2005	2006	2007	2008	2009

Income/(loss) from continuing operations	$12,219	$18,002	$(9,642)	$17,052	$(143,285)
Total fixed charges	29,034	34,575	39,181	45,099	35,531
	$41,253	$52,577	$29,539	$62,151	$(107,754)

Fixed charges
Operating lease expense	$6,232	$10,860	$23,516	$28,658	$21,589

Factored at one-third	$2,077	$3,620	$7,839	$9,553	$7,196
Preferred stock dividends	-	-	-	-	-
Interest expense	26,957	30,955	31,342	35,546	28,335
Total fixed charges	$29,034	$34,575	$39,181	$45,099	$35,531

Ratio of earnings to fixed charges	1.4	1.5	- (1)	1.4	-	(1)

(Deficiency)/surplus in fixed charge coverage ratio	$12,219	$18,002	$(9,642)	$17,052	$(143,285)

(1)	In 2009 and 2007 earnings were insufficient to cover fixed charges by approximately $143.3 million and $9.6 million, respectively.